RULE 14F-1
                 REPORT OF CHANGE IN MAJORITY OF DIRECTORS

               INFORMATION PURSUANT TO SECTION 14(f) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                        IRON STAR DEVELOPMENT, INC.
                        175 South Main St., No 1212
                          Salt Lake City, UT 84111

This report is furnished by the Board of Directors of Iron Star Development, Inc., a Utah corporation ("Iron Star"), to the holders of its common stock, $.001 par value. Information in this report regarding Harbin Yinhai Technology Development Company Limited ("Harbin Yinhai") or its management has been provided to Iron Star by Tian Ling, who is the Chief Executive Officer of Harbin Yinhai.

Wallace T. Boyack, the majority shareholder and Chief Executive Officer of Iron Star, has entered into a Share Purchase Agreement with Tian Ling, a resident of Harbin, China. The Agreement provides for the sale by Mr. Boyack to Mrs. Tian of 165,441 shares of Iron Star common stock for a price of $525,000. Mrs. Tian will use her personal funds to make the purchase. The sale will be completed approximately ten days after this Report is mailed to the shareholders of Iron Star or promptly after Iron Star files its Annual Report on Form 10-KSB for the year ended December 31, 2005, if later. After purchasing the shares from Mr. Boyack, Mrs. Tian will own 53.7% of the outstanding common shares of Iron Star.

The Share Purchase Agreement provides that, at the closing, Iron Star=s Board of Directors will be increased to four members. Mr. Boyack and the other two directors of Iron Star will elect Mrs. Tian and three individuals designated by her to serve as Iron Star's Board of Directors. The three current members of Iron Star's Board of Directors will then resign from their positions as directors of Iron Star.

This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of Iron Star on or about March 17, 2006.

              VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

There are at present 307,899 shares of Iron Star common stock issued, outstanding and entitled to vote. The following table sets forth the number of Iron Star shares owned by each person who, as of March 17, 2006, owns of record, or is known by Iron Star to own beneficially, more than 5% of the Iron Star common stock, as well as the ownership of such shares by the directors and executive officer of Iron Star and the shares beneficially owned by all officers and directors as a group.


    Name and Address of                Amount and Nature of     Percent
    Beneficial Owner                   Beneficial Ownership(1)  of Class
    -----------------------------      -----------------------  ---------
    Wallace T. Boyack                  165,441                    53.7%
    175 South Main St., No 1212
    Salt Lake City, UT 84111

    Executive Officers and
    Directors as a Group (3 persons)   165,441                    53.7%

    Vincent Tabatneck(2)                30,000                     9.7%
    152 D Twinhills Drive
    Boonton Township, NJ




    Main Street Securities, Inc.(2)     26,150                      8.5%
    50 S. Main St., #500
    Salt Lake City, UT 84144

    Saied Nakhai(2)                      19,358                     6.3%
    48 West 300 South, #908N
    Salt Lake City, UT 84111
___________________________________

(1) All shares are owned of record.

(2) The information provided regarding Vincent Tabatneck, Main Street
    Securities, Inc., and Saied Nakhai is derived from Iron Star's shareholder records. We have not made any recent investigation to verify the information. Main Street Securities is a defunct broker-dealer. It is believed that the shares in the name of Main Street
    Securities are held beneficially for customers of Main Street
    Securities.

Upon the closing of the Share Purchase Agreement, there will still be 307,899 shares of Iron Star common stock issued and outstanding. The following table sets forth the number of Iron Star shares beneficially owned by each person who, as of the closing, will own beneficially more than 5% of Iron Star's common stock, as well as the ownership of such shares by the individuals who will be the executive officers and directors of Iron Star after the closing.




    Name and Address of                Amount and Nature of     Percent
    Beneficial Owner                   Beneficial Ownership(1)  of Class
    -----------------------------      -----------------------  ---------
    Tian Ling                          165,441                    53.7%
    c/o Harbin Yinhai Technology
        Development Company Limited
    No. 18 Daian Road
    Haping Road Centralized Park
    Harbin Development Zone
    Harbin, P.R. China

    Executive Officers and
    Directors as a Group (4 persons)   165,441                    53.7%

    Vincent Tabatneck(2)                30,000                     9.7%
    152 D Twinhills Drive
    Boonton Township, NJ

    Main Street Securities, Inc.(2)     26,150                     8.5%
    50 S. Main St., #500
    Salt Lake City, UT 84144

    Saied Nakhai(2)                     19,358                     6.3%
    48 West 300 South, #908N
    Salt Lake City, UT 84111
___________________________________
(1) All shares will be owned of record.

(2) The information provided regarding Vincent Tabatneck, Main Street
    Securities, Inc., and Saied Nakhai is derived from Iron Star's shareholder records. We have not made any recent investigation to verify the information. Main Street Securities is a defunct broker-dealer. It is believed that the shares in the name of Main Street
    Securities are held beneficially for customers of Main Street
    Securities.




                           NEW BOARD OF DIRECTORS

Upon the closing of the Share Purchase Agreement, the current members of the Board of Directors will appoint Mrs. Tian and three individuals designated by her to serve as Iron Star's Board of Directors. Mrs. Tian is the founder and Chief Executive Officer of Harbin Yinhai, which is engaged in the business of commercial printing in China and also markets plasma arc cutting machines and data security services. The individuals designated by Mrs. Tian to serve as management of Iron Star are the principal members of the management of Harbin Yinhai.

    Name                Age     Position
    ------------------  -----   ----------------------------------
    Tian Ling           42      Chairman, Chief Executive Officer
    Xie Guihong         43      Vice President, Director
    Du Song             59      Chief Financial Officer, Director
    Lao Chengxu         34      Secretary, Director


     TIAN LING founded Harbin Yinhai in 1998, and has served as Chairman and Chief Executive Officer of Harbin Yinhai since its founding.

     XIE GUIHONG has been employed as the Vice General President of Harbin Yinhai since 1998.

     DU SONG has been employed as Financial Controller of Harbin Yinhai since 1998. Ms. Du is qualified as a certified public accountant in China.

     LAO CHENGXU has been employed since 2000 as the Board Secretary of Harbin Yinhai and as its Director of Investments and Business Development.

NOMINATING AND AUDIT COMMITTEE

The Board of Directors will not have an audit committee or a nominating committee immediately after the closing of the Share Purchase Agreement, due to the small size of the Board. The Board will also not have an "audit committee financial expert" within the definition given by the Regulations of the Securities and Exchange Commission. The members of the Board expect to recruit an audit committee financial expert to join the Board during 2006.

SHAREHOLDER COMMUNICATIONS

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

COMPENSATION:  PRESENT MANAGEMENT

The three individuals who have served as the members of the Iron Star Board of Directors and as its officers during the past three years have received no compensation from Iron Star for their services.

COMPENSATION:  POST-CLOSING MANAGEMENT

None of the individuals who will serve as members of the Board of Directors after the closing of the Share Purchase Agreement received compensation from Harbin Yinhai for services during 2005 that exceeded $100,000. None of them have employment agreements with Harbin Yinhai.


March 17, 2006           By Order of the Board of Directors:

                              Wallace T. Boyack, Chairman